Exhibit 99.1



[LOGO][LOGO]                                  News Release
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REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                    E-MAIL:  shareholder@namtai.com
TEL:  (604) 669-7800  FAX:  (604) 669-7816                  WEB:  www.namtai.com
TOLL FREE TEL/FAX:  1-800-661-8831



                            NAM TAI ELECTRONICS, INC.
          Presenting at Bear Stearns 15th Annual Technology Conference

VANCOUVER, CANADA -- June 11, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced that it will be presenting at the Bear Stearns 15th Annual Technology Conference. Nam Tai's presentation will take place at 3:55 p.m. at the Grand Hyatt New York, Park Avenue at Grand Central.

Access to the live audio feed will be available by clicking on the following web site:
http://customer.talkpoint.com/BEAR002/061404a_cy/default.asp?entity=namtai
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Annual Shareholders Meeting

The Company held its annual shareholder meeting on June 11, 2004 in New York. Shareholders approved the election of the nominated slate of directors and the selection of Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2004.

Second Quarter Dividend

Nam Tai will pay its second quarter dividend of $0.12 per share on or before July 21, 2004 to shareholders of record at the close of business on June 30, 2004.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.





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